

SE 17017991 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-43645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 3/31/17

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
701 Oregon Street
(No. and Street)

Oshkosh	WI	54902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul T. Pavelski (920) 236-7200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane #214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paul T. Pavelski**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President
Title



Notary Public



OFFICIAL SEAL
REAHANNA J. WOJDAKOWSKI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 01/17/2021

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Landolt Securities, Inc.

We have audited the accompanying statement of financial condition of Landolt Securities, Inc. (the Company) as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Landolt Securities, Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 8, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

LANDOLT SECURITIES, INC.
Statement of Financial Condition
March 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	108,291
Securities owned, at market value		108,856
Receivable from broker/dealer		94,963
Commission receivable - other		38,352
Employee receivables		26,593
Prepaid expenses		45,486
Total Current Assets		422,541
PROPERTY AND EQUIPMENT		
Furniture and equipment		140,770
Leasehold improvements		11,932
Total property and equipment		152,702
Less: accumulated depreciation		(134,495)
Net Property and Equipment		18,207
OTHER ASSETS		
Security deposit		4,528
Intangible assets		45,116
Total Other Assets		49,644
TOTAL ASSETS	$	490,392

The accompanying notes are an integral part of these financial statements.

LANDOLT SECURITIES, INC.
Statement of Financial Condition
March 31, 2017

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	14,930
Accrued salaries, commissions, and related taxes		86,575
Total Current Liabilities		101,505
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 56,000 shares authorized, 17,500 shares issued and outstanding		17,500
Additional paid-in capital		170,845
Retained earnings		200,542
Total Stockholders' Equity		388,887
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	490,392

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

This summary of significant accounting policies of Landolt Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations
Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with branch offices in Antioch, Illinois and Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

The Bethesda, Maryland office specializes in Federal Deposit Insurance Corporation (FDIC) insured certificates of deposit and other fixed income securities. The Company operates its Maryland office under the name FISN, a Division of Landolt Securities, Inc.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash
For the purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Securities Owned
Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

Receivable from Broker/Dealer and Commissions Receivable - Other
Receivable from Broker/Dealer and Commissions Receivable - Other are uncollateralized obligations due from National Financial Services LLC, mutual fund, insurance, and other investment product companies under normal trade terms. These receivables are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on these receivables. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to fifteen year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At March 31, 2017, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)

Intangible Assets

Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. The Company reviews intangible assets on an annual basis for possible impairment. At March 31, 2017, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal income taxes for periods before January 1, 2014 and for state income taxes for periods before January 1, 2013.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $17,844 for the period from January 1, 2016 to March 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Securities Owned

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at March 31, 2017:

	Level 1	Level 2	Level 3
Equity securities	$ 108,856	$ -	$ -

Note 3 – Agreement with National Financial Services LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. In 2016 the agreement was automatically renewed through November 15, 2017. Either party may terminate this agreement by giving 90 days prior written notice. The agreement requires a clearing deposit of $50,000 which is included in receivable from broker/dealer on the statement of financial condition. The agreement also requires a $250,000 net capital requirement but the Company was not in compliance as of March 31, 2017.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Note 5 – Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured cash balances at March 31, 2017.

Note 6 – Net Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2017, the Company had net capital of $215,060, which was $115,060 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.47 to 1.

Note 7 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 8 – Leases

The Company leases an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin under a three year lease ending on September 30, 2017 that requires a monthly rent payment of $4,000. In addition to rent, the Company is responsible for utilities, insurance, maintenance and repairs, and real estate taxes. On March 1, 2017, the lessor agreed to waive the 2016 and 2017 real estate taxes. Total rent expense charged to operations under this agreement for the period from January 1, 2016 to March 31, 2017 was $60,000.

On November 4, 2011, the Company signed a five-year lease ending November 30, 2016 for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois. Monthly rent is $4,000. In addition to rent, the Company is responsible for a portion of utilities, insurance, maintenance and repairs, real estate taxes and common area expenses. In 2016, the Company exercised an option to extend the lease for an additional five years, ending November 30, 2021, with rent and responsibilities unchanged. On March 1, 2017, the lessor agreed to waive the 2016 and 2017 real estate taxes. Total rent expense charged to operations under this agreement for the period from January 1, 2016 to March 31, 2017 was $60,000.

On August 29, 2012, the Company signed a lease for the shared use of an office building and improvements located at 4720 Montgomery Lane in Bethesda, Maryland. The lease is for a seven year term beginning on October 1, 2012. Monthly rent for months one through twelve is $4,528, months thirteen through twenty-four is $4,709, months twenty-five through thirty-six is $4,898, months thirty-seven through forty-eight is $5,094, months forty-nine through sixty is $5,298, months sixty-one through seventy-two is $5,509 and months seventy-three through eighty-four is $5,730. The lessor is responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the period from January 1, 2016 to March 31, 2017 was $77,628.

Future minimum lease payments for years ending March 31 are as follows:

Year Ending March 31:	Amount
2018	$ 136,842
2019	115,435
2020	82,379
2021	48,000
2022	32,000
Total	$ 414,656

Note 9 – Related Party Transactions

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin and the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company. At March 31, 2017, Mr. Pavelski is a corporate officer and a 95% stockholder in Landolt Securities, Inc.